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                            September 27, 2021

       Peter Buckland
       Chief Financial Officer
       Khosla Ventures Acquisition Co. II
       2128 Sand Hill Road
       Menlo Park, CA 94025

                                                        Re: Khosla Ventures
Acquisition Co. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 10,
2021
                                                            File No. 333-258033

       Dear Mr. Buckland:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Sponsor Support Agreement, page 11

   1. We note your response to prior comment 2. Please revise to disclose all consideration received in exchange
for the waiver of redemption rights. In that regard, we note your response that certain
holders "agreed to waive redemption rights with respect to any public shares of KVSB
acquired by them prior to the Business Combination (if any) in partial consideration
of receiving shares of KVSB Class B common stock." (emphasis added).
       Key Business Metrics, page 218

   2. We note your response to prior comment 14. Please revise to provide additional context
 Peter Buckland
FirstName LastNamePeter   Buckland
Khosla Ventures Acquisition Co. II
Comapany 27,
September  NameKhosla
              2021     Ventures Acquisition Co. II
September
Page  2   27, 2021 Page 2
FirstName LastName
         regarding what constitutes monetizable content in your email to users and how the company earns revenue from such monetizable content.
3.       We note your response to prior comment 15. Please revise to provide balancing
         disclosure indicating that the DAU to WAU ratio is not a key performance indicator used by management in evaluating its business, why you have included it in this section, and that you do not intend to include it in future filings.
Nextdoor   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Overview, page 221

4. You disclose that for the six months ended June 30, 2021, Financial Services, Home
         Services, Home Improvement, Cable, Technology and Communications and
Home
         Security represented your five largest enterprise verticals. Clarify what portion of your total revenue these five largest enterprise verticals represented for each period presented, and describe and quantify the industries that comprise the remaining revenue.
5. Please tell us the amount of revenue generated from each category of large brands, small businesses using neighborhood sponsorships and local deals, and public agencies. While we note your response to comment 13 states that large brands and small and mid-sized business will purchase ad impressions through a single unified offering and have access to the same inventory, it is unclear how this impacted the consideration you gave to separately disclosing this revenue and why this information is not meaningful to investors. In this regard, these groups would appear to be impacted by different economic factors and have different revenue growth prospects. Further, your disclosure on page
         228 appears to indicate that you incur additional sales and marketing expenses for your small and mid-sized customer acquisition. As such, these customers appear to have different cost structures and generate different operating results.
Financial Statements     Khosla Ventures Acquisition Co. II
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Marketable Securities Held in Trust Account, page F-11

6. Your disclosure indicates that as of June 30, 2021, the assets held in the Trust Account were invested in Goldman Sachs funds. Please clarify the specific nature of the securities held and how you determined fair value.
Note 4 - Related Party Transactions
Class B Common Stock, page F-24

7. We note that your Class B common stock will automatically convert into shares of Class
         A common stock on the first business day following the completion of your initial business combination at a ratio that is based on the number of Class A common stock
 Peter Buckland
Khosla Ventures Acquisition Co. II
September 27, 2021
Page 3
      issued and outstanding. Tell us how you considered whether any adjustments to the settlement amount of your Class B shares are based on a variable that is not an input to the fair value of a fixed for fixed option under ASC 815-40.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Buckland
                                                            Division of
Corporation Finance
Comapany NameKhosla Ventures Acquisition Co. II
                                                            Office of
Technology
September 27, 2021 Page 3
cc:       Jim Morrone
FirstName LastName